CUSIP NO. 46626E 10 6                 13G                            Page 1 of 8

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13G/A
                   Under the Securities Exchange Act of 1934

                              (Amendment No. 2)*

                        j2 Global Communications, Inc.
                               (Name of Issuer)

                         Common Stock, $0.01 Par Value
                         -----------------------------
                        (Title of Class of Securities)

                                  46626E 10 6
                                  -----------
                                (CUSIP Number)

                               December 31, 2000
                               -----------------
              (Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
-----------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      (ENTITIES ONLY)

      ORCHARD/JFAX INVESTORS, LLC
-----------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [ ]



--------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 46626E 10 6                 13G                            Page 2 of 8

                                                       (b)  [ ]
-----------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
------------------------------------------------------------------
                        5.  SOLE VOTING POWER
  NUMBER OF                 13,045,829 Shares.
   SHARES           ----------------------------------------------
BENEFICIALLY            6.  SHARED VOTING POWER
  OWNED BY                  0
    EACH            ----------------------------------------------
 REPORTING              7.  SOLE DISPOSITIVE POWER
   PERSON                   13,045,829 Shares.
    WITH            ----------------------------------------------
                        8.  SHARED DISPOSITIVE POWER
                            0
-----------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      13,045,829 Shares.
-----------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                  [  ]
-----------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      28.13%.
-----------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      OO Limited Liability Company
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CUSIP NO. 46626E 10 6                 13G                            Page 3 of 8

-----------------------------------------------------------------
1.   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
        (ENTITIES ONLY)

        RICHARD S. RESSLER
-----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [ ]
                                                       (b)  [ ]
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-----------------------------------------------------------------
                        5.   SOLE VOTING POWER
 NUMBER OF                   13,602,739 Shares.
   SHARES            --------------------------------------------
BENEFICIALLY            6.   SHARED VOTING POWER
  OWNED BY                   0
    EACH             --------------------------------------------
  REPORTING             7.   SOLE DISPOSITIVE POWER
   PERSON                    13,602,739 Shares.
    WITH             --------------------------------------------
                        8.   SHARED DISPOSITIVE POWER
                             0
-----------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,602,739 Shares.
-----------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                  [  ]
-----------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       29.22%.
-----------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

       IN
-----------------------------------------------------------------



--------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 46626E 10 6                 13G                            Page 4 of 8

-----------------------------------------------------------------
1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      (ENTITIES ONLY)

      RESSLER FAMILY FOUNDATION
-----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [  ]
                                                       (b)  [  ]
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-----------------------------------------------------------------
                        5.   SOLE VOTING POWER
  NUMBER OF                  390,244 Shares.
   SHARES            --------------------------------------------
BENEFICIALLY            6.   SHARED VOTING POWER
  OWNED BY                   0
    EACH             --------------------------------------------
 REPORTING              7.   SOLE DISPOSITIVE POWER
   PERSON                    390,244 Shares.
    WITH             --------------------------------------------
                        8.   SHARED DISPOSITIVE POWER
                             0
-----------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      390,244 Shares.
-----------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES                  [  ]
-----------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.85%.
-----------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     OO  Charitable Trust
----------------------------------------------------------------



--------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 46626E 10 6                 13G                            Page 5 of 8

PRELIMINARY STATEMENT:

     This Amendment No. 2 supplements the Schedule 13G filed by Orchard/JFAX Investors, LLC and Richard S. Ressler with the Securities and Exchange Commission on August 5, 1999, as such Schedule 13G was amended by Amendment No. 1 filed with the SEC on February 3, 2000, relating to the common stock, par value $0.01 per share (the "Common Stock"), of j2 Global Communications, Inc. (formerly JFAX.COM, Inc.) ("j2"). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the original Schedule 13G.

ITEM 1(A).  NAME OF ISSUER: j2 Global Communications, Inc. ("Issuer")

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 6922 Hollywood
              Blvd., Suite 900, Hollywood, CA 90028.

ITEM 2(A).  NAME OF PERSON FILING: This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons"):

              (1)  Orchard/JFAX Investors, LLC ("Orchard Investors");

              (2)  Richard S. Ressler ("Mr. Ressler"); and

              (3)  Ressler Family Foundation (the "Foundation").

              Mr. Ressler is a member and the sole manager of Orchard Investors. Mr. Ressler is a trustee of the Foundation.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The
              principal business office of the Reporting Persons is 6922 Hollywood Blvd., Suite 900, Hollywood, CA 90028.

ITEM 2(C).  CITIZENSHIP: Orchard Investors is a Delaware limited liability company. Mr. Ressler is a United States citizen. The Foundation is a California trust.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES: Common Stock, $.01 par value (the
              "Common Stock").

ITEM 2(E).  CUSIP NUMBER: The CUSIP is #46626E 10 6.

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
            (C), CHECK WHETHER THE PERSON FILING IS A:

              (a)  [_] Broker or dealer registered under Section 15 of the
                       Exchange Act;

              (b)  [_] Bank as defined in Section 3(a)(6) of the Exchange Act;

              (c)  [_] Insurance Company as defined in Section 3(a)(19) of the
                       Exchange Act;

              (d)  [_] Investment Company registered under Section 8 of the
                       Investment Company Act;
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CUSIP NO. 46626E 10 6                 13G                            Page 6 of 8

         (e)   [_] An investment adviser in accordance with Rule 13d-
                   1(b)(1)(ii)(E);

         (f) [_] An employee benefit plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [_] A savings association as defined in Section 13(b) of the Federal Deposit Insurance Act;

         (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)   [_] Group in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box.
         [_]

ITEM 4.  OWNERSHIP:

         Prior to February 4, 2000, Orchard Investors owned 13,063,034 shares of the Common Stock, of which 312,500 were shares of Common Stock underlying Warrants exercisable at an exercise price of $2.40 per share (the "Warrants"). On February 4, 2000, Orchard Investors distributed 176,019 shares of the Common Stock to one of its non-managing members, and on March 8, 2000, Orchard Investors distributed 4,186 of the Warrants to the same member. In December 2000, Orchard Investors purchased 162,500 shares of Common Stock on the open market. After giving effect to these transactions, the beneficial ownership of the 13,602,739 shares of Common Stock reported herein is as follows:

         Orchard Investors:

         (a)  Amount beneficially owned: 13,045,829

         (b)  Percent of class: 28.13%

         (c)  Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote: 13,045,829

              (ii)  Shared power to vote or to direct the vote: 0

              (iii) Sole power to dispose or to direct the disposition of:
              13,045,829

              (iv)  Shared power to dispose or to direct the disposition of: 0

         Mr. Ressler:

CUSIP NO. 46626E 10 6                 13G                            Page 7 of 8

          (a)  Amount beneficially owned: 13,602,739

          (b)  Percent of class: 29.22%

          (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote: 13,602,739

               (ii)  Shared power to vote or to direct the vote: 0

               (iii) Sole power to dispose or to direct the disposition of:
               13,602,739

               (iv)  Shared power to dispose or to direct the disposition of: 0

          The Foundation:

          (a)  Amount beneficially owned: 390,244

          (b)  Percent of class: 0.85%

          (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote: 390,244

               (ii) Shared power to vote or to direct the vote: 0

               (iii) Sole power to dispose or to direct the disposition of:
               390,244

               (iv) Shared power to dispose or to direct the disposition of: 0

          For Orchard Investors and Mr. Ressler, the foregoing beneficial ownership includes 308,314 shares of Common Stock underlying the remaining Warrants held by Orchard Investors. Mr. Ressler's beneficial ownership also includes 166,666 shares underlying options he owns that are currently exercisable at a price of $8.00 per share (the "Options"). Accordingly, for Orchard Investors and Mr. Ressler, the foregoing percentages reflect a total of 46,071,438 shares of Common Stock outstanding as of January 16, 2001 (as reported by j2's transfer agent), and also assume the exercise of the remaining Warrants and Options held the Reporting Person, but not the exercise of any other warrants or options held by other persons with respect to the Common Stock (i.e. the denominator for calculating such percentage is 46,379,752 shares for Orchard Investors and 46,546,418 for Mr. Ressler).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not Applicable.

CUSIP NO. 46626E 10 6                 13G                            Page 8 of 8

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION:

          Not Applicable.

ITEM 10.  CERTIFICATIONS:

          Not Applicable.



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2001

                           ORCHARD/JFAX INVESTORS, LLC

                           By: /s/ Richard S. Ressler
                               ----------------------------
                               Richard S. Ressler
                               Manager


                           RICHARD S. RESSLER

                           /s/ Richard S. Ressler
                           --------------------------------
                           Richard S. Ressler


                           RESSLER FAMILY FOUNDATION

                           By: /s/ Richard S. Ressler
                               ----------------------------
                               Richard S. Ressler
                               Trustee